Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

February 14, 2007

Executive transition at Catalyst takes another step forward

Vancouver, BC - Catalyst Paper today announced that Ralph Leverton, vice president, finance and chief financial officer will depart the company following the March 28th annual shareholder meeting. Effective March 29, 2007, David Smales, currently the company’s vice president, strategy will become acting vice president, finance and chief financial officer. Until then, he will work closely with Mr. Leverton.

Mr. Smales joined Catalyst in December 2005 from PricewaterhouseCoopers where he held the role of vice president, transaction services. Prior to that, he held increasingly senior roles in corporate development, finance and general management with divisions of Novar PLC, a London-based, publicly traded building management systems manufacturer with $3 billion in worldwide revenues. His five-year career with Novar included assignments in the UK, France and Vancouver and oversight of sales and business units operating in China and North America.

Prior to Novar, Mr. Smales spent nearly 10 years with PricewaterhouseCoopers in the UK and Canada first in auditing, then transaction services where he handled due diligence and post-acquisition integration assignments in a wide range of industries.

A chartered accountant (England and Wales), Mr. Smales holds a Bachelor of Arts (Hons) in History from the University of Newcastle-Upon-Tyne.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-654-4212